Peter Smith Partner T 212.715.9401 F 212.715.8401 psmith@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

June 15, 2020

VIA EDGAR

Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Choice Healthcare Solutions, Inc. PREN14A filed on June 9, 2020 Filed by VIA Acquisition Corp. File No. 0-53012

Dear Ms. Chalk:

Reference is made to the letter dated June 12, 2020 (the “Comment Letter”) addressed to Mr. Peter Smith, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) by VIA Acquisition Corp. (the “Filing Person”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Filing Person to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Filing Person has included in Amendment No. 1 to the Preliminary Proxy Statement, which is being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.

Preliminary Proxy Statement filed on June 9, 2020 – General

1.	The proxy statement was incorrectly “tagged” as a PREN14A. The correct EDGAR tag is PREC14A. Please revise in future filings.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	PARIS | NEW YORK | SILICON VALLEY

U.S. Securities and Exchange Commission
June 15, 2020

In response to the Staff’s comment, the amended Preliminary Proxy Statement has been “tagged” as a PREC14A filing.

2.	The nominees are deemed participants in this contest and should be included as filers on the cover page of the proxy statement.

In response to the Staff’s comment, the nominees have been included as filers on the cover page of the amended Preliminary Proxy Statement.

3.	Anthony Salino is the sole stockholder, sole director and President of VIA Corp. As a participant in this solicitation, please include him as a filer on the proxy statement.

In response to the Staff’s comment, Anthony Salino has been included as a filer on the amended Preliminary Proxy Statement.

4.	Please mark the proxy statement as preliminary, as required by Rule 14a-6(e)(1).

In response to the Staff’s comment, the first page of the Preliminary Proxy Statement has been revised to clearly state it is a preliminary proxy statement and subject to completion at the top of the page.

5.	We are unable to locate in your proxy statement the disclosure required by Item 1(c) of Schedule 14A and Rule 14a-5(e) of Regulation 14A. Please revise or advise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the disclosure required by Item 1(c) of Schedule 14A on page 13.

6.	We have not located in your proxy statement the disclosure and undertaking required by Item 23 of Regulation 14A as to shareholders who share an address. Please revise or advise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the disclosure and undertaking required by Item 23 of Regulation 14A on page 13.

7.	Please fill in all blanks throughout the proxy statement. Information that is subject to change may be bracketed to indicate that fact.

The Filing Person acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to fill in the blanks where reasonably possible.

8.
Please include a Background or other section in the proxy statement that details the history (if any) between any participant and First Choice leading up to this proxy contest, including a summary of the contacts between these parties and the court action that resulted in the 2020 Annual Meeting being held.

Additional information responsive to this comment is being confirmed and will be included in a further revised Preliminary Proxy Statement shortly.

U.S. Securities and Exchange Commission
June 15, 2020

Proposal One: Election of Directors, page 3

9.
Here or in the forepart of the proxy statement, clearly indicate how many directors will be elected at the Annual Meeting. This is confusing because you state there are currently three directors of First Choice but you are running four nominees.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify that the public disclosure of First Choice Healthcare Solutions, Inc. (the “Company”) indicates that the size of the Board is set at five (5) directors and that the Filing Person understands that there are currently only three (3) directors serving on the Board and two (2) vacancies.

Reasons for the Solicitation, page 8

10.
We note the disclosure here that if elected, your nominees intend to cause the Company to explore “strategic alternatives” including “a possible sale or merger of the Company.” In discussing your interests in this proxy contest, whether through share ownership or otherwise, discuss whether a participant or any affiliate of a participant could participate in a sale or merger of the Company, either as a party to such transaction or in some other capacity such as an advisor, etc. See Item 5(b)(1) of Schedule 14A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 9 to provide that if any such possible strategic alternative were to be pursued, the Filing Person does not expect that any participant in the solicitation, or any affiliate of any participant, would participate, either as a party to such potential transaction, in any compensated advisory capacity or otherwise.

Certain Information Concerning the Participants, page 10

11.
Disclose whether, it you are successful in this solicitation, you will seek reimbursement from the Company for some or all of the costs of this solicitation. If so, disclose whether you will seek shareholder approval of such reimbursement. See Item 4(b)(5) of Schedule 14A.

In response to the Staff’s comment, the Filing Person believes that it has disclosed the information required by Item 4(b)(5) of Schedule 14A. The Preliminary Proxy Statement states on page 12 that the Filing Person intends to seek reimbursement of proxy solicitation expenses if the proxy solicitation is successful, and that the question of reimbursement of expenses by the Company will not be submitted to a stockholder vote.

12.
The disclosure at the top of page 12 indicates that additional information about VIA, Anthony Salino and the Nominees, including their beneficial ownership, will appear in Schedule I attached to the proxy statement. However, Schedule I is one sentence long and does not include any of this information, including all of the disclosure required by Item 5 of Schedule 14A. Please revise to provide it.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to remove Schedule I, as the Filing Person believes that all of the disclosure required by Item 5 of Schedule 14A is included elsewhere in the Preliminary Proxy Statement.

U.S. Securities and Exchange Commission
June 15, 2020

13.
Refer to the disclosure in the first paragraph of this section on page 10. Expand the disclosure about VIA Corp. to state when it was founded, whether it has employees, and what kind of “business consulting” it provides. See Item 5(b) of Schedule 14A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 10 to provide that the Filing Person’s principal business is to provide corporate advisory services on business development, corporate structure and finance, and that it was founded on January 20, 2016 and has no employees other than Anthony Salino.

14.	With respect to securities of First Choice purchased or sold within the last two years by any participant, include the disclosure required by Item 5(b)(vi) of Schedule 14A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to confirm that no participant in the solicitation or nominee has purchased or sold securities of the Company within the past two years.

15.
Item 5 of Schedule 14A in certain instances requires affirmative disclosure in the negative. For example, Item 5(b)(viii) requires you to state whether or not any participant is or was within the last year a party to any contract, arrangements or understanding with respect to any securities of the registrant. In addition, Item 5(b)(xii) requires affirmative disclosure about whether the participant or its affiliates have any arrangements regarding future transactions. Please disclose.

In response to the Staff’s comment, the Filing Person believes that the Preliminary Proxy Statement includes these disclosures required by Item 5 of Schedule 14A under the heading “Certain Information Regarding the Participants” beginning on page 10.

Other Matters, page 12

16.
At the top of page 13, you reference information “anticipated to be in the Company’s Proxy Statement relating to the 2020 Annual Meeting.” As you are aware, this is a court-ordered meeting and the Company has not filed a proxy statement and it is not apparent that it will do so. Please revise this and similar references to the Company’s proxy statement throughout your disclosure document, such as on page 14 and elsewhere.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to remove references to the Company’s Proxy Statement.

Questions and Answers Relating to this Proxy Statement, page 13

17.	Consider disclosing the record date for the 2020 Annual Meeting earlier in the disclosure document. Currently this information first appears on page 14.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the record date on the first page of the filing.

U.S. Securities and Exchange Commission
June 15, 2020

Revocation of Proxies, page 16

18.
See our comment above about the record date for the Annual Meeting. Additionally include information about the “location” of the Annual Meeting at the forepart of the proxy statement, including information about how shareholders may attend the virtual meeting. This disclosure currently first appears on page 16.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 1 to note that the meeting will be held virtually via the Webex platform, and to include on page 2 information from the Company’s website on how to attend the meeting virtually.

*          *          *

U.S. Securities and Exchange Commission
June 15, 2020

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9401.

Sincerely,

/s/ Peter Smith
Peter Smith

cc:	Anthony Salino